NOTICE PURSUANT TO
SECTION 4.8 OF NATIONAL INSTRUMENT 51-102

CHANGE IN YEAR-END

TO: British Columbia Securities Commission

Alberta Securities Commission

AND TO: TSX Venture Exchange

Re: Notice of Change in Financial Year-End

Filed pursuant to Section 4.8 of National Instrument 51-102

1. International Hi-Tech Industries Inc. hereby notifies the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange that it has changed the date of its financial year-end from December 31 to March 31.

2. The change in financial year-end from December 31 to March 31 is being made in connection with an intention of the Company to change its Auditors.

3. The Company's old financial year-end is December 31.

4. The Company's new financial year-end is March 31.

5. The length and ending date of the periods, including the comparative periods and filing deadlines, of the interim and annual financial statements to be filed for the Company's transition year and its new financial year are as follows:

TRANSITION YEAR (January 1, 2006 to March 31, 2007) Interim Financial Statements
Reporting Period	Comparative Period	Filing Deadline
12 months ending December 31, 2006	12 months ending December 31, 2005	March 1, 2007

Annual Financial Statements
Reporting Period	Comparative Period	Filing Deadline
15 months ending March 31, 2007	12 months ending December 31, 2005	July 29, 2007

NEW FINANCIAL YEAR (April 1, 2007 to March 31, 2008) Interim Financial Statements
Reporting Period	Comparative Period	Filing Deadline
3 months ending June 30, 2007	3 months ending June 30, 2006	August 29, 2007
6 months ending September 30, 2007	6 months ending September 30, 2006	November 29, 2007
9 months ending December 31, 2007	9 months ending December 31, 2006	February 29, 2008

Annual Financial Statements
Reporting Period	Comparative Period	Filing Deadline
12 months ending March 31, 2008	15 months ending March 31, 2007	July 29, 2008

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DATED February 26, 2007

INTERNATIONAL HI-TECH INDUSTRIES INC.

Per: /s/ Roger A. Rached
Roger A. Rached
President and Chief Executive Officer